File by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 27, 2004

SHAREHOLDER INFORMATION
Issued share capital at 30 September 2004	320 819 739

MARKET CAPITALISATION
At 30 September 2004	R28 264 million
At 30 September 2004	US$4 370 million
US$ per production ounce per annum – 3.3 million oz	US$1 324
US$ per reserve ounce – 66.2 million oz	US$66
US$ per resource ounce – 521,2 million oz	US$8

SHARE PRICE
12 month high (October 2003 – September 2004)	R122,60
12 month low (October 2003 – September 2004)	R58,00
12 month high (October 2003 – September 2004)	US$17.68
12 month low (October 2003 – September 2004)	US$9.25

FREE FLOAT	100%

ADR RATIO	1:1

JSE SECURITIES EXCHANGE SOUTH AFRICA	HAR
Range for the quarter	R58.00 – R88.55
Average volume for the quarter	1 026 488 shares per day

NEW YORK STOCK EXCHANGE	HMY
Range for the quarter	US$9.75 – US$13.58
Average volume for the quarter	923 039 shares per day

Important Information

In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission ("SEC"), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares ("ADSs")} to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America ("United States" or "US") and far Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony is sending to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include "forward-looking statements" that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

REVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2004

KEY INDICATORS

•	cash operating profit of R132,8 million (June 2004 – loss of R43,0 million)

•	working costs of R77 880/kg (June 2004 – R83 173/kg)

•	2,5% increase in production on core operations

•	implementation of CONOPS on track

•	growth projects on track – Doornkop South Reef Project re-engineered

•	we commence an offer to Gold Fields shareholders

QUARTERLY FINANCIAL HIGHLIGHTS

	30 September 2004	30 June 2004
Cash operating profit
– Rand	133 million	(43 million )
– US$	21 million	(7 million )
Cash earnings
– SA cents per share	41	(15)
– US cents per share	6	(2)
Basic earnings
– SA cents per share	(106)	(191)
– US cents per share	(17)	(29)
Headline earnings
– SA cents per share	(110)	(131)
– US cents per share	(17)	(20)
Fully diluted earnings
– SA cents per share	(106)	(191)
– US cents per share	(17)	(29)
Gold produced
– kg	25 822	26 373
– oz	830 193	847 908
Cash costs
– R/kg	77 881	83 173
– $/oz	380	392

CHIEF EXECUTIVE’S REVIEW – SEPTEMBER 2004

“Our focus on upgrading the quality of our ore reserves and production base has started to show. In 12 to 18 months from today, Harmony will be a different company as production from our higher grade, lower cash cost project tonnes will start reporting to the plant. The profit margins on these tonnes compare favourably with those of our peer group.”

SAFETY REPORT

Our commitment to making Safety and Health a key value at all our operations continues. We have made good progress in implementing our pro-active and sustainable safety programmes, the results of which are reflected in our quarterly statistics.

Safety achievements during the quarter:

•	Target was awarded the “Safety Achievement Flag” for ultra-deep mines from the Mines Health and Safety Committee;

•	the Checkers mill at Mt Magnet achieved five years of LTI-free operation on 19 September 2004, an exceptional achievement,

•	Bambanani Mine achieved 1 000 000 fatality free shifts; and

•	Joel Mine achieved 500 000 fatality free shifts.

Fatality injury rate (per million hours worked)

We regretfully report that during the September 2004 quarter, seven of our employees lost their lives at our operations. We offer our sincere condolences to the families, relatives and friends of the deceased.

OUR STRATEGY OF GROWTH CONTINUES

The past quarter has probably been the most important in recent years. During this time the company:

•	commenced an offer to shareholders of Gold Fields;

•	successfully completed our planned restructuring programme, thereby ensuring our continued profitability under a weak Rand gold price;

•	made excellent progress with the introduction of CONOPS.

The continuation and successful completion of these initiatives will position our company well to identify further opportunities to unlock value for all our stakeholders.

We commence a share offer to all Gold Fields shareholders

On 18 October 2004 the company announced terms for a proposed merger between Harmony and Gold Fields on the following basis:

•	for each Gold Fields ordinary share or ADS, 1,275 new Harmony ordinary shares or ADSs will be issued.

Using the closing price of R84,41 per Harmony share on 14 October 2004, Gold Fields was valued at R52,9 billion or US$8,1 billion.

Harmony has received an irrevocable undertaking from Norilsk, who has a 20% shareholding in Gold Fields, to accept our offer.

The rationale for combining the two companies are as follows:

•	the creation of the world’s largest gold producer, with enhanced scale, financial strengths and reserves and resources that would not be achieved by either Harmony or Gold Fields on a stand alone basis;

•	the combined entity offers operational synergies, which can be enhanced through the application of the Harmony Way, to introduce cost savings and enhance the performance of the assets within Gold Fields; and

•	it creates the potential for rerating in Harmony’s share price by the formation of an international major gold producer that would be more attractive for a wider range of investors.

Since 1995, we have completed 26 acquisitions, 17 of which were either shafts or listed companies.

A large component of our success to date has been our ability to acquire under-performing mining assets, mainly in South Africa, and transforming these assets into cost-effective production units, in a relatively short period of time. Typically, the lives of these previously marginal shafts are extended. This has allowed for production growth, increasing from approximately 650 000 ounces in 1995 to approximately 3,3 million ounces in 2004. Through the evolution and implementation of a simple set of management systems and philosophies, which we refer to as the “Harmony Way” and which we believe is unique to the South African gold mining industry, we have managed to create value for all our stakeholders.

Despite increased cash operating costs, largely due to the strength of the Rand against the US Dollar, we have expanded our ore reserve base and reported total ore reserves of approximately 62 million ounces for the financial year ended 30 June 2004.

Harmony’s acquisition strategy in South Africa has and will continue to be one of pursuing mature, underperforming gold mining operations with turnaround potential. These operations tend to be cheaper to acquire and much of the required capital expenditure has already been spent, particularly at underground operations. This has allowed for the development of five growth projects, planned to contribute 1,5 million ounces of better quality and lower cash cost to our production base. We plan to achieve the full benefit of these ounces as the remaining projects are completed, during the 2009 financial year. Additional production from Masimong and Elandsrand will start to contribute to our production base during the current financial year.

Harmony’s corporate strategy with respect to acquisition targets is as follows:

•	to acquire mature assets with turnaround potential;

•	to pursue greenfield and brownfield developments when it is economical to do so;

•	to acquire assets that fit Harmony’s business model;

•	to acquire assets that enhance Harmony’s overall resource base.

Outside of South Africa, we intend to leverage the broad gold mining experience that we have gained through acquisitions and existing underground operations. The company also gained extensive experience in surface mining and open cast mining methods through its acquisition of Kalgold and the open cast operations at Randfontein, New Hampton and Hill 50 and in mechanised mining of greenstone orebodies through Harmony’s acquisitions of Bissett, New Hampton and Hill 50. These mining methods are more typical outside of South Africa.

We believe that, through the proposed merger, the company will be better positioned to pursue a broad range of acquisition opportunities.

Restructuring our operations

Initiatives to restructure our operations in order to negate the impact of the weak South African Rand gold price is proceeding well. We have again been able to deal pro-actively, quickly and effectively, with the issues that required attention.

After completing the acquisition of the remaining half of the Free Gold assets, Avgold and the merger with ARMgold during the past 12 to 18 months, the company was faced with integrating a number of services. These include IT, procurement, financial and other service systems and departments. On implementation of our flat hierarchal structures, certain employees were excess to the needs of the company. These employees, who typically are in supervisory and management positions, were offered voluntary retrenchment which was accepted by most. Five identified shafts, which had come to the end of their economic lives, have subsequently been downscaled and placed on care and maintenance, which impacted on the employment levels within the company. Following the agreements reached with the various unions, approximately 6 000 employees voluntarily left the employ of the company. These changes have been reflected in the income statement.

These activities impacted on the overall performance of the shafts, as employees were transferred between different shafts and operations, and this was evident from the results reported for July and the first half of August 2004. The benefits of the restructuring process were however visible during September with both volumes and recovery grade improving according to plan.

The company’s margins improved significantly.

WORKING COST MARGIN

Ounces	Working cost R/kg	September 2004
Very profitable	Below R70 000/kg	57%
Profitable	Below R83 000/kg	83%
Loss making	Balance	17%
	Overall cash operating profit margin	6,2%

Our focus on mining according to cut-offs has also delivered the anticipated returns. By eliminating mining below cut-off, the average grade of the South African underground operations has increased by 4% from 5,28 g/t for the June 2004 quarter to 5,49 g/t. Underground gold recovered from South African on-going operations increased by 598 kg quarter on quarter, to 22 093 kg (June 2004: 21 495 kg). This was achieved despite a 1% decrease in underground tonnage milled, down from 4 070 000 tonnes to 4 024 000 tonnes. Further improvements are expected during the December 2004 quarter.

Implementation of CONOPS

The implementation of CONOPS is proceeding according to plan.

During the quarter, negotiations with the National Union of Mineworkers on an agreement on the implementation of CONOPS over the remaining 20% of the company’s production continued. This included a two-week period during which the company and NUM identified differences on the planned implementation of CONOPS at the original Harmony shafts and the Masimong Operations in the Free State.

The differences were resolved on 7 October 2004 with declarations from both parties confirming their commitment to the agreement entered into on 16 July 2004. The agreement, which focuses on the minimisation of job losses, includes measures such as an agreement on CONOPS at all operations, retraining and reskilling of workers excess to available employment opportunities and restructuring of the operations.

CONOPS (continuous operations) refers to the practice where a mine operates on all the days of the year, including Sundays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore the company needs to employ more people in order to facilitate working the additional days.

Currently most gold mines in South Africa operate for approximately 273 days per year. The successful introduction of CONOPS can increase this number to 353 days per year (excluding the 12 public holidays). This will result in a 12% increase in 1abour on the shafts as well as a 5% reduction in unit cost/tonne.

STRATEGIC INVESTMENTS

•	Papua New Guinea Operations – Australasia to deliver production growth

Hidden Valley

The approval process is progressing with the various licenses and documents that make up the approval (Environmental Permit, Mining License, Memorandum of Agreement and Compensation Agreement) expected to be in place by the end of November 2004. Allowing two months for financing arrangements, construction could begin in January 2005. The permitting delay has reduced the cash requirements for the current financial year by R200 million. Various activities associated with the project have been ongoing. The Misima Metallurgical Plant has been deconstructed (76% as end September) and excluding some mobile equipment that will only be moved in early 2005, will be fully moved to the lay-down area in Lae by mid-November.

Geotechnical drilling for the plant site and tailings storage facility has been completed and detailed financial planning has taken place. Options on various scenarios for the mining fleet and power plant have been evaluated and some of the roads have been preliminary prepared for construction. In summary, the Hidden Valley project is being advanced and project optimisation (including pit optimisation and conveyor options) is in progress.

Diamond drilling continues to further identify and sterilise areas where infrastructure and dumps are to be placed as well as definition drilling in order to convert some of the inferred resources to indicated resources.

Wafi/Golpu Project

The Wafi Reverse Circulation drilling programme was completed at the beginning of August and succeeded in the better definition of the shape and continuity of this high grade orebody. A final diamond-drilling programme is in the planning stage; this will complete the initial drilling on the Wafi orebody, collect metallurgical samples and test the feasibility of the open pittable resource on the Golpu orebody.

Outstanding is the drilling and collecting of information on the porphyry orebody (at depth). This will be designed during the next few months.

Progress is being made with the metallurgical options for Wafi and a scoping study has commenced.

WAFI – PROGRESSING TOWARDS PRE-FEASIBILITY STUDY

•	completed 16 000 metre RD drilling programme, 5 538 metres in July 2004 and August 2004

Borehole	Drill hole values	Area
• WRC 014	25m @ 3,94 g/t from 161m	B-Zone
• WRC 017	30m @ 5,03 g/t from 107m	B-Zone
• WRC 028	33m @ 4,75 g/t from 313m	Link-Zone
• WRC 046	71m @ 5,13 g/t from 63m	A –Zone

•	results indicate orebody continuity between B-Zone and Link-Zone with greatly improved definition.

•	Bendigo (11,6%)

Following Bendigo’s successful A$115 million capital raising in which Harmony did not participate, Harmony’s interest in Bendigo has been diluted to 11,6%. During the quarter a new chairman with extensive mining experience was appointed to the board of Bendigo. It is hoped that his involvement will assist in the mine development process, whose planning is progressing satisfactorily, but the date of commencement of construction is still being delayed by regulatory permitting issues. The current value of Harmony’s interest in Bendigo amounts to A$25,6 million.

The past quarter in review

The performance of the company is best highlighted in the following table:

		September 2004	June 2004	Percentage variance
Production	– kg	25 822	26 373	(2)
Production	– oz	830 192	847 908	(2)
Revenue	– R/kg	83 024	81 543	2
Revenue	–US$/oz	405	384	5
Cash cost	– R/kg	77 881	83 173	6
Cash cost	– US$/oz	380	392	3
Exchange rate	– R/US$	6,38	6,60	(3)

Although overall production decreased by 2% to 830 192 ounces, these ounces exclude the 37 327 ounces associated with the closure of the five loss-making shafts, which were included in the June 2004 quarter. Comparable ounces for the previous quarter, excluding the loss-making shafts, would be 810 583 ounces, indicating production growth of 2,4%, quarter on quarter. This was achieved despite the normal disruption associated with the significant extent of restructuring undertaken.

Our focus on addressing the working cost structure of our operations is delivering results. For the current quarter, cash working costs of R77 881/kg were achieved. These costs include the impact of the 7% annual wage increase and normal inflation. We are on track of achieving our target of R77 000/kg by December 2004 and R75 000/kg by June 2005.

When measured in R/tonne cost terms, South African underground working costs remained at R433/tonne, an excellent performance. In actual expenditure, these operations reported decreased working cost expenditure of R1 743 million compared to R1 763 million of the June 2004 quarter.

On a group basis, working costs decreased by 8,3% from R2 194 million to R2 011 million.

A quarter on quarter cash operating profit variance analysis

Cash operating loss – June 2004		(R43,0) million
• volume decrease	(tonnes)	(R379,6) million
• working cost decrease	(%)	R182,6 million
• recovery grade increase	(g/t)	R334,6 million
• Rand gold price increase	(R/kg)	R38,2 million
Net variance		R175,8 million
Cash operating profit – September 2004		R132,8 million

Analysis of earnings/(loss) per share (SA cents)

Earnings per share (SA cents)	Quarter ended September 2004	Quarter ended June 2004
Cash earnings/(loss)	41	(15)
Basic loss	(106)	(191)
Headline loss	(110)	(131)
Fully diluted loss	(106)	(191)

Reconciliation between basic and headline loss

Headline earnings per share Quarter ended September 2004 (SA cents)
Basic loss	(106)
Profit on sale of mining assets	(3)
Mark-to-market of Australian investments	(1)
Headline loss	(110)

Our cash earnings for the year to date total 41 cents per share compared to the 15 cents per share loss reported for the June 2004 quarter. Fully diluted loss per share for the financial year to date totals 106 cents per share.

QUARTERLY OPERATIONAL REVIEW

The turnaround of the operations is evident from the performance detailed below. Even after the inclusion of the annual wage increase of 7%, the operations returned working costs of below R78 000/kg. Working costs of R83 173/kg were reported for the June 2004 quarter.

Operational highlights were as follows:

•	Target R/tonne costs improve significantly;

•	Bambanani delivers overall improvement;

•	Evander grade improvements; and

•	Elandsrand restructuring progressing well.

A quarter on quarter operating profit analysis of the various operations is as follows:

Operations	September 2004 (R million)	June 2004 (R million)	Variance (R million)
Free State Growth	144	67	77
Free State Marginal	(75)	(70)	(5)
Evander	62	1	61
Randfontein	4	4	—
Elandsrand	(39)	(25)	(14)
Welkom/Orkney	1	—	1
Kalgold	(3)	3	(6)
Operations under restructuring	—	(58)	58
Australian Operations	39	35	4

Total	133	(43)	176

A detailed analysis of the operations is as follows:

Free State Growth Operations – working costs below R70 000/kg

Includes the following shafts: Tshepong, Phakisa, Masimong, Bambanani and Target.

		September 2004	June 2004
U/g tonnes milled	(‘000)	1 453	1 341
U/g recovery grade	(g/t)	6,14	6,08
U/g kilograms produced	(kg)	8 923	8 148
U/g working costs	(R/kg)	67 612	73 194
U/g working costs	(R/tonne)	415	445

These operations reported a 115% or R77,3 million increase in cash operating profit, up from R67,1 million to R144,4 million.

Total working costs of R603,3 million were only 1% or R6,9 million higher than the R596,4 million reported for the June 2004 period. This is despite the implementation of the 7% wage increase. Costs of approximately R46,5 million are also associated with the 8% increase in underground tonnage.

Target performed extremely well during the first full quarter under our management control. Production for this quarter totals 331 000 tonnes and at a grade of 6,48 g/t a total of 2 146 kg were recovered. The grade was diluted because of excessive caving of waste rock into the massive stopes. Future stopes will be designed to prevent this. During the previous quarter, for the two months that it was under Harmony management, Target produced 207 000 tonnes at a grade of 8,04 g/t. As we have stated a number of times, the mine had been high-graded over the past two years, the average grade of the orebody being 7,5 g/t.

Due to the increase in production, a crusher was added to the metallurgical process to accommodate the increase in tonnage.

Target already produces the lowest cost ounces at Harmony, operating at a cash operating profit margin of 36%. In R/kg terms, the operation reported costs of R53 262/kg (June 2004 – R47 703/kg). Pre-acquisition, the cost/tonne was at levels in excess of R450/tonne. During June 2004, costs had decreased to R383/tonne and in the current quarter were even lower at R345/tonne.

The combination of restructuring and the benefits of CONOPS saw Bambanani reporting a much improved performance, improving cash operating profit from a loss of R35,5 million in the June 2004 quarter to a profit of R11,7 million for the September quarter. Underground tonnage increased by 24 000 tonnes or 7% from 337 000 tonnes to 371 000 tonnes. Recovery grades increased by 10% from 5,31 g/t to 5,86 g/t. The impact is evident with an 18% increase in gold recovered, increasing from 1 845 kg to 2 174 kg for the September 2004 quarter. Working costs in R/kg improved from R100 551/kg to R78 376/kg, an improvement of 22%. In R/tonne terms working costs decreased from R534/tonne to R459/tonne.

Tshepong continued with an improved performance on the results of the June quarter. The implementation of CONOPS at Tshepong is delivering good results. Underground tonnages increased further by 3% from 433 000 tonnes to 444 000 tonnes. Due to a higher recovery grade of 7,01 g/t (June 2004 – 6,64 g/t) net gold recovered was higher at 3 113 kg (June 2004 – R2 874/kg). In line with the increased tonnage from CONOPS and despite increased development, working costs decreased from R438/tonne to R429/tonne. When measured in R/kg terms, cash costs decreased by 7% from R66 013/kg to R61 184/kg.

Masimong 4 Shaft continues to struggle at a gold price of R82 000/kg. The introduction of CONOPS however could make this shaft profitable. Although tonnages milled only decreased from 68 000 tonnes to 63 000 tonnes, a lower recovery grade of 3,6 g/t (June 2004 – 4,19 g/t) resulted in a 20% decrease in gold recovered. Total gold recovered was 58 kg lower at 227 kg. Although costs in R/kg increased significantly due to the lower grade and tonnages, costs in R/tonne terms were well contained, increasing marginally from R443/tonne to R445/tonne.

Negotiations for the introduction of CONOPS at Masimong 5 Shaft continues. The shaft however reported lower tonnages of 219 000 for the current quarter (June 2004 – 225 000 tonnes). A lower recovery grade of 5,41 g/t compared to the previous quarter’s 5,63 g/t resulted in gold recovered being lower at 1 186 kg (June 2004 – 1 268 kg). Cash operating profit from the shaft increased from R15,9 million to R16,5 million, mainly as a result of an excellent cost performance. Costs were lower quarter on quarter at R81,9 million (June 2004 – R86,6 million).

Tshepong Decline Expansion Project

Infrastructure

Work on the decline project continues as per plan. Sub-projects that were completed or progressed in the past quarter include:

•	Installation of approximately 1 500m rail and thermal welding of the rail in the second air intake from the Shaft to Sub 66.

•	Installation of decline conveyor for sinking operation is 80% completed with commissioning ending September 2004.

•	Installations of the monorail system started again after delay of two months due to adverse ground condition rehabilitation. The plan is to have the monotrain commissioned to 69 Level by end of November 2004.

•	The 66 chair lift x/c infrastructure is completed and 66 material x/c is 90% completed.

Access development

A total of 2 301m of 6 207m development has been completed. Additional 236m of development has been added to the original scope.

Chair lift decline

50% of the 900m is completed. The remaining 450m will be completed in the next 10 months.

Material decline

45% of the 1 000m is completed. The remaining 550m will be completed in the next 12 months.

69 Level

Development progressed well in the past two months and all the development work is expected to be completed by October 2004 when the 69 Level infrastructure will be done and access development to start December 2004.

Free State Leverage Operations – restructuring underway and CONOPS starts to impact

Shafts included under this section are Joel, Kudu, West Shaft, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel and Brand 3 and 5 Shafts.

		September 2004	June 2004
U/g tonnes milled	(‘000)	1 065	1 132
U/g recovery grade	(g/t)	3,83	3,94
U/g kilograms produced	(kg)	4 080	4 460
U/g working costs	(R/kg)	101 412	95 393
U/g working costs	(R/tonne)	389	376

These operations which consist of the original Harmony shafts and some Free Gold shafts, returned a cash operating loss of R75,5 million. The operations reported a 6% decrease in underground tonnage, down from 1 132 000 tonnes to 1 065 000 tonnes. At a lower recovery grade of 3,83 g/t (June 2004 – 3,94 g/t), resulted in a 9% net decrease of gold recovery to 4 080 kg.

Costs decreased in line with the decrease in tonnage to R413,8 million. Due to the lower recovery grade, working costs in R/kg increased from R95 393/kg to R101 412/kg. These shafts will see improvements as CONOPS is introduced to the original Harmony shafts, which are well geared to the benefits thereof.

The challenge at these shafts will be to address both their working cost and grade profiles to ensure breakeven at the current gold price. These approximately 600 000 ounces per annum have huge gearing to the change in R/kg gold price.

Evander Operations – high recovery grade delivers working costs below R70 000/kg

Evander reported a profit of R62,3 million for the quarter compared to a profit of R0,6 million for the June 2004 quarter.

These operations have made significant improvements over the past four quarters, both on underground recovery grade and R/kg performance. In March 2004 the recovery grade at Evander was 5,08 g/t. This has increased steadily over the past two quarters to 7,45 g/t. We do not expect recovery grades to remain at these levels, but return to an average of 6,2 g/t over the next six months.

		September 2004	June 2004
U/g tonnes milled	(‘000)	468	478
U/g recovery grade	(g/t)	7,45	6,19
U/g kilograms produced	(kg)	3 485	2 959
U/g working costs	(R/kg)	65 226	80 859
U/g working costs	(R/tonne)	486	501

As planned, both Evander 7 and 8 Shafts reported higher recovery grades.

CONOPS was fully implemented at Evander 7 Shaft by July 2004. Despite the adverse impact of the restructuring programme, tonnages treated were similar at 132 000 tonnes. Recovery grade increased from 6,16 g/t to 7,05 g/t, an increase of 14%. When measured in R/kg terms, cash costs decreased by 14% from R75 347/kg to R64 545/kg. Rand/tonne costs decreased from R464/tonne to R455/tonne.

Due to an initial lack in mining flexibility, CONOPS has so far only been partially introduced at Evander 8 Shaft. This shaft returned a much improved operational performance. Tonnage increased by 10%, from 139 000 tonnes to 153 000 tonnes. At a higher recovery grade of 9,45 g/t compared to the 7,10 g/t of the June 2004 quarter, net gold recovered increased by 47% to 1 450 kg. Cash costs in R/kg terms decreased by R24 980/kg or 34% to R47 641/kg (June 2004 – R72 621/kg). Due to increased volumes costs decreased from R516/tonne to R450/tonne.

CONOPS has been fully implemented at Evander 2 Shaft with benefits evident from efficiencies. The shaft managed to maintain tonnages at 110 000 tonnes, this is slightly lower than the 115 000 tonnes for the June 2004 quarter. At a lower recovery grade of 5,45 g/t (June 2004 – 5,78 g/t) net gold produced decreased by 10% from 666 kg to 602 kg. Although actual working costs decreased by 3%, costs when measured in both R/kg and R/tonne terms increased. In R/kg cash costs increased from R90 313/kg to R96 271/kg and from R522/tonne to R525/tonne.

Evander 5 Shaft reported a profit of R8,4 million (June 2004 – R0,5 million). Higher tonnage of 51 000 tonnes, compared to the 48 000 tonnes for the previous quarter, at a recovery grade of 8,72 g/t (June 2004 – 7,39 g/t), resulted in gold recovery of 445 kg. This is a 25% improvement on the 356 kg recovered previously. Working costs decreased from R79 949/kg to R64 638/kg.

Randfontein Operations – higher gold price will assist these operations

		September 2004	June 2004
U/g tonnes milled	(‘000)	554	615
U/g recovery grade	(g/t)	4,95	4,55
U/g kilograms produced	(kg)	2 740	2 797
U/g working costs	(R/kg)	81 859	78 156
U/g working costs	(R/tonne)	405	355

The Randfontein Operations reported a cash operating profit of R3,6 million compared to R4,4 million for the previous quarter. This is a good performance as these operations were most affected by the weakening Rand/kg gold price.

Underground tonnages were 61 000 tonnes lower at 554 000 tonnes mainly due to the impact of the restructuring programme and stopping mining below the planned cut-off grades. Although the recovery grade was higher at 4,95 g/t (June 2004 – 4,55 g/t) net underground gold recovered was 57 kg lower at 2 740kg.

Cooke 1 Shaft reported a 3% increase in production, up from 126 000 tonnes to 130 000 tonnes. At lower recovery grades of 5,47 g/t (June 2004 – 6,02 g/t), net gold recovered was 6% lower at 713 kg. Cash costs however increased from R64 522/kg to R76 560/kg and in unit costs from R388/tonne to R419/tonne.

Cooke 2 Shaft also experienced a significant drop in tonnage, down by 27% from 149 000 tonnes to 109 000 tonnes, mainly due to a lack of mineable panels above the new cut-off. Recovery grades at this shaft were higher at 4,10 g/t (June 2004 – 4,01 g/t). The decrease in production impacted severely on unit costs as they increased from R87 648/kg to R112 639/kg and R352/tonne to R462/tonne, respectively. We expect an improved performance as the availability of higher grade panels increases.

Cooke 3 Shaft returned to profitability during the September 2004 quarter. Underground tonnage from Cooke 3 Shaft decreased to 185 000 tonnes (June 2004 – 210 000 tonnes). At a higher recovery grade of 5,74 g/t compared to the 4,46 g/t of the previous quarter, net gold recovered increased by 14% to 1 063 kg. Cash costs decreased from R85 648/kg to R74 512/kg. In R/tonne terms, costs increased from R382/tonne to R428/tonne.

Doornkop Shaft reported a cash operating profit of R2,7 million. Tonnage was lower at 130 000 tonnes. At a higher recovery grade of 3,99 g/t (June 2004 – 3,89 g/t) the shaft increased net gold recovered from 509 kg to 518 kg. Working costs remained under control. Cash costs in R/kg terms increased by 6% to R77 634/kg and by 8% to R310/tonne.

Doornkop South Reef Project – re-interpreting the geological model results in capital expenditure savings

Access development on 192 and 197 Levels continues while in-circle development around 202 Level has been started, the main haulage to reef on this level will commence during the next quarter.

With preparatory work in the main shaft complete, equipping of the shaft to 100m below 132 Level has been completed. Cover drilling from shaft bottom down has been initiated and will be completed by the time the last portion of shaft to be raise bored to 192 Level commences during January 2005.

The second outlet shaft from 126 to 192 Level has been reamed to the 30% mark and is due for completion in October 2004. This multi-purpose shaft will provide for a doubling of ventilation air to the sub-shaft while providing second outlet facilities and the ability to transport materials as well.

The Doornkop ore resource team has re-interpreted the geological model and the resource is now considered to lie flatter at 3 degrees in the south but increasing to 10 degrees in the northern extreme. This interpretation differs somewhat to the original model that describes a constant dipping reef of 10 degrees. This change means that the southern portion of the ore-body, that makes up approximately 75% of the gold, now resides above 207 Level where in the past this point was on 212 Level.

There are re-engineering opportunities that have arisen as a result and they have been acted on by the team. The most significant of these with respect to phase 2 of the project, are that the last mining level will now be 205 Level and all shaft bottom infrastructure such as belts, pump stations and dams will be installed on 212 Level and above. At least 60m of shaft and a significant portion of planned in-circle development will be saved. The shortened shaft and less related in-circle development resulted in a saving of R173 million capital expenditure for phase 2.

Exploration of 212 Level has been incorporated into the latest planning and has in fact already started. This development will provide more insight into the lower portion of the ore-body to the north, i.e. whether to extract this gold in phase 3 of the project and how it should be done should it prove viable. Capital expenditure for a future phase 3 will be applied for as an extension to the project.

The updated schedule provides for the main shaft to be commissioned in July 2006 and for production to ramp up to 135 000 t/m by October 2008. Peak production will be reached about six months earlier than originally planned, mainly as a result of the opening up on 212 Level. Both dates meet the requirements of the feasibility base plan. The reduction in capital and earlier production ensured improvements in returns and confirms the robust nature of the project.

Capital cost update (end September 2004)

R million
Sunk capital	142,9
Remaining capital	954,7

Annual capital expenditure profile

Table (R million)
	2003	2004	2005	2006	2007	2008	2009	2010	2011
Actual sunk	13	98	32							143
Forecast			112	173	160	160	161	142	47	955
Total	13	98	144	173	160	160	161	142	47	1 098

Elandsrand Operations – benefits from restructuring will show in December 2004 quarter

These operations are undergoing major restructuring following the appointment of a new management team.

		September 2004	June 2004
U/g tonnes milled	(‘000)	257	268
U/g recovery grade	(g/t)	5,82	6,97
U/g kilograms produced	(kg)	1 497	1 867
U/g working costs	(R/kg)	109 265	96 103
U/g working costs	(R/tonne)	636	669

Our Elandsrand Operations reported a cash operating loss of R39,0 million compared to a loss of R25,3 million for the June 2004 quarter.

Underground tonnages were 11 000 tonnes or 4% less at 257 000 tonnes. Recovery grades decreased by 16% from the 6,97g/t to 5,82 g/t. Net gold recovered was lower at 1 497 kg compared to 1 867 kg for the previous quarter.

An agreement on CONOPS was signed on 16 July 2004 and the implementation thereof started on 29 August 2004.

The lower mining grade follows an increase in stoping width and drop in current sweepings.

Management programmes are showing results with working costs being R15,9 million or 9% lower at R163,6 million. Due to the lower gold recovered, costs in R/kg terms however increased from R96 103/kg to R109 265/kg.

Cost/tonne decreased by approximately 5% from R669/tonne to R636/tonne. The restructuring is having positive effects. After stopping loss-making panels during August 2004, the average mining grade increased from 8,56 g/t to 10,54 g/t. Low grade panels on 76, 78, 80 and 82 Levels have been stopped. Tonnages have increased from an average of 82 000 tonnes per month for July 2004 and August 2004 to 92 000 tonnes for September 2004. More improvements are expected.

Elandsrand New Mine Project

Work in this section of the deepened mine continues as per plan. Sub-projects that were completed or progressed in the past quarter include:

102 Level

This level is now on working cost development in both the eastern and western directions. The 34, 35 and 36 raise lines have holed and stoping operations are taking place on the 34 raise line. Multi-blasting has been introduced on two raise lines to increase reef metres developed.

105 Level

Good progress has been made and this level has passed the east/west breakaway. The 105-33 cross-cut has intersected reef and has started raising. The introduction of multi-blasting is planned which will increase the reef metres developed.

109 and 113 Levels

Both of these levels continue to mine through the Cobra Dyke. The 109 RAW is expected to develop through the dyke during the December 2004 quarter. Level 113 will intersect the Cobra Dyke during this quarter.

Welkom/Orkney Operations – steady performance

		September 2004	June 2004
U/g tonnes milled	(‘000)	227	236
U/g recovery grade	(g/t)	6,03	5,36
U/g kilograms produced	(kg)	1 368	1 264
U/g working costs	(R/kg)	81 020	82 460
U/g working costs	(R/tonne)	488	442

These operations reported a R1,0 million increase in cash operating profit, up from R0,2 million to R1,2 million. As planned underground tonnage decreased by 9 000 tonnes to 227 000 tonnes and at a higher recovery grade of 6,03 g/t, net gold recovery was 8% or 104 kg more at 1 368 kg. Working costs were R6,6 million higher at R110,8 million. These operations have established a cost profile of approximately R81 020/kg, making them profitable at the current gold price levels. The restructuring programme at these operations has been completed.

Kalgold Operations – recovery in grade expected

		September 2004	June 2004
Opencast tonnes milled	(‘000)	389	379
Opencast recovery grade	(g/t)	1,71	1,75
Kilograms produced	(kg)	665	664
Working costs	(R/kg)	88 268	75 693
Working costs	(R/tonne)	151	133

These operations reported a loss of R2,9 million compared to a cash operating profit of R2,5 million in the June 2004 quarter.

Although tonnages increased marginally from 379 000 tonnes to 389 000 tonnes, quarter on quarter, a lower recovery grade of 1,71 g/t (June 2004 – 1,75 g/t) resulted in gold recovered of 665 kg.

Working costs were higher in both R/kg and R/tonne terms, as costs associated with building up a stock pile of 50 000 tonnes were included.

Australasian Operations – improved performance and results

The cash operating profits from these operations improved from A$7,1 million to A$8,5 million compared to the previous quarter, mainly as a result of a 10% increase in gold production and a slightly improved Australian Dollar gold price received. The increased production was mainly attributable to Mt Magnet, with significantly higher underground grades being achieved compared to the previous quarter. Cash costs remained in line.

		September 2004	June 2004
U/g kilograms produced	(kg)	2 432	2 216
U/g working costs	(R/kg)	65 494	68 949
U/g working costs	(R/tonne)	168	134

Mount Magnet

Mount Magnet showed improvements in the key parameters of tonnage milled, both from underground and surface sources, as well as a significant grade improvement at the underground operation. The combination of these factors together with the slightly higher A$ gold price improved the operating profit from A$3,8 million for the June quarter to A$5,6 million for September. Mount Magnet produced 50 222 ounces of gold from the processing of a total of 630 508 tonnes of mill feed compared with 44 451 ounces in the June quarter.

Continued exploration success at the base of the Star Underground Mine will further extend the life of this operation into early 2005.

Contracts for establishing the portal and the start of development of the new St George underground mine are being finalised with the aim of starting underground development of the decline in the December quarter.

South Kal Mines

South Kal Mines returned a steady quarter with production of 27 955 ounces from the milling of 319 031 tonnes of ore compared with 26 814 ounces for June. Operating profits decreased slightly from A$3,3 million to A$3,0 million, mainly as a result of increased underground mining costs.

Tonnages from underground operations increased on the previous quarter, at a marginally better grade. The open pit mines produced higher tonnes at a slightly lower grade and similar unit costs to the previous quarter.

Northern Territory Joint Venture (Harmony 50%)

The Union Reefs Gold Project, which is located between the JV’s Brocks Creek and Pine Creek projects, was acquired from AngloGold Ashanti for A$4 million during the quarter, Harmony’s portion of the acquisition price being A$2 million. This acquisition includes a well-maintained 2,8 million tonne per annum CIL gold plant and all related site infrastructure, which will now form the primary treatment facility for the Joint Venture. The acquisition further consolidates the Joint Venture’s dominant tenement and mining holdings in the Pine Creek region of Australia’s Northern Territory.

The second phase of the Cosmo Deeps resource definition drilling programme was completed during the quarter. Results which are being incorporated into an updated Cosmo Deeps mining feasibility study, include:

16,8 metres @ 5,71g/t from 467 metres;

12,5 metres @ 6,49 g/t from 499 metres; and

22,1 metres @ 9,55 g/t from 458 metres.

Resource definition drilling at the Fountain Head open pit deposit has established a more robust resource estimate of 604 000 tonnes @ 2,62 g/t for 51 000 ounces of contained gold and an initial reserve estimate of 205 000 tonnes @ 2,54 g/t for 16 700 ounces.

CAPITAL EXPENDITURE

Operational Capex	Actual September 2004	Forecast December 2004
Free State Growth	27	17
Free State Marginal	8	4
Evander	14	8
Randfontein	7	4
Australasian Operations	35	25

Total Operational Capex	91	58

Project Capex
Doornkop South Reef	32	40
Elandsrand New Mine	27	29
Tshepong North Decline	12	15
Phakisa Shaft	21	27
Target Shaft	13	11
Papau New Guinea	42	31

Total Project Capex	147	153

Total Capex
Free State Growth	73	90
Free State Marginal	8	4
Evander	14	8
Randfontein	39	44
Elandskraal	27	29
Australasia	77	56

TOTAL CAPEX	238	211

OPERATING AND FINANCIAL RESULTS (Rand/metric)

		Underground production – South Africa
		Free State Growth	Free State Marginal	Evander	Rand-fontein	Elands-rand	Orkney	Sub- total
Ore milled – t’000	Sep-04	1,453	1,065	468	554	257	227	4,024
	Jun-04	1,341	1,132	478	615	268	236	4,070

Gold produced – kg	Sep-04	8,923	4,080	3,485	2,740	1,497	1,368	22,093
	Jun-04	8,148	4,460	2,959	2,797	1,867	1,264	21,495

Yield – g/tonne	Sep-04	6,14	3,83	7,45	4,95	5,82	6,03	5,49
	Jun-04	6,08	3,94	6,19	4,55	6,97	5,36	5,28

Cash operating costs – R/kg	Sep-04	67,612	101,412	65,226	81,859	109,265	81,020	78,897
	Jun-04	73,194	95,393	80,859	78,156	96,102	82,460	82,036

Cash operating costs – R/tonne	Sep-04	415	389	486	405	636	488	433
	Jun-04	445	376	501	355	669	442	433

Working revenue (R’000)	Sep-04	747,677	338,165	289,565	227,203	124,575	111,961	1,839,146
	Jun-04	663,484	361,238	239,843	222,388	154,083	104,431	1,745,467

Cash operating costs (R’000)	Sep-04	603,304	413,761	227,314	224,295	163,570	110,836	1,743,080
	Jun-04	596,387	425,452	239,263	218,602	179,423	104,229	1,763,356

Cash operating profit (R’000)	Sep-04	144,373	(75,596)	62,251	2,908	(38,995)	1,125	96,066
	Jun-04	67,097	(64,214)	580	3,786	(25,340)	202	(17,889)

OPERATING AND FINANCIAL RESULTS (Rand/metric)

		South Africa Surface	South Africa Total	Australia Total	Harmony excluding Restruct	* Restruct	Harmony Total
Ore milled – t’000	Sep-04	1,591	5,615	950	6,565	0	6,565
	Jun-04	2,497	6,567	1,137	7,704	268	7,972
Gold produced – kg	Sep-04	1,297	23,390	2,432	25,822	0	25,822
	Jun-04	1,501	22,996	2,216	25,212	1,161	26,373
Yield – g/tonne	Sep-04	0,82	4,17	2,56	3,93	0,00	3,93
	Jun-04	0,60	3,50	1,95	3,27	4,33	3,31
Cash operating costs – R/kg	Sep-04	83,791	79,169	65,494	77,881	0	77,881
	Jun-04	82,576	82,071	68,949	80,918	132,146	83,174
Cash operating costs – R/tonne	Sep-04	68	330	168	306	0	306
	Jun-04	50	287	134	265	572	275
Working revenue (R’000)	Sep-04	106,684	1,945,830	198,025	2,143,855	0	2,143,855
	Jun-04	121,692	1,867,159	187,700	2,054,859	95,677	2,150,536
Cash operating costs (R’000)	Sep-04	108,677	1,851,757	159,282	2,011,039	0	2,011,039
	Jun-04	123,947	1,887,303	152,790	2,040,093	153,421	2,193,514
Cash operating profit (R’000)	Sep-04	(1,993)	94,073	38,743	132,816	0	132,816
	Jun-04	(2,255)	(20,144)	34,910	14,766	(57,744)	(42,978)

*	The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		Quarter ended 30 September 2004	Quarter ended 30 June 2004	Quarter ended 30 September 2003
Ore milled	t’000	6 564	7 972	6 856
Gold produced	kg	25 822	26 373	22 725
Gold price received	R/kg	83 023	81 543	86 258
Cash operating costs	R/kg	77 881	83 173	76 693

		R million	R million	R million
Gold sales		2 144	2 151	1 960
Cash operating costs		2 011	2 194	1 743

Cash operating profit/(loss)		133	(43)	217
Other income – net		37	40	70
Employment termination and restructuring costs		(154)	(184)	(12)
Corporate, marketing, new business expenditure		(38)	(32)	(31)
Exploration expenditure		(24)	(21)	(14)
Income/(loss) from associates		—	46	(7)
Loss on dilution of ARM Limited		—	(124)	—
Interest paid		(100)	(99)	(55)
Depreciation and amortisation		(239)	(280)	(142)
(Provision for)/reversal of rehabilitation costs		(14)	58	(10)
Gain/(loss) on financial instruments		1	(110)	(172)
Profit on Australian-listed investments		4	—	—
(Loss)/profit on foreign exchange		(1)	14	(31)
Impairment of investments and assets		—	(75)	—

Loss before tax		(395)	(810)	(187)
Current tax – (expense)/benefit		(17)	30	(18)
Deferred tax – benefit		72	203	86

Net loss before minority interests		(340)	(577)	(119)
Minority interests		—	18	—

Net loss		(340)	(559)	(119)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (rand/metric) (unaudited)

	Quarter ended 30 September 2004 R million	Quarter ended 30 June 2004 R million	Quarter ended 30 September 2003 R million
Loss per share (cents)*
– Basic loss	(106)	(191)	(62)
– Basic loss before impairment	(106)	(165)	(62)
– Headline loss	(110)	(131)	(67)
– Fully diluted loss ** ***	(106)	(191)	(62)
Dividends per share (cents)
– Interim	—	—	—
– Proposed final	—	30	—

Prepared in accordance with International Financial Reporting Standards.

*       Calculated on weighted number of shares in issue at quarter end September 2004: 320,8 million (June 2004: 292,9 million) (September 2003: 192,3 million).

**     Calculated on weighted average number of diluted shares in issue at quarter end September 2004: 320,9 million (June 2004: 293,2 million) (September 2003: 190,9 million).

***  The effect of the dilution of shares is anti-dilutive.

Reconciliation of headline loss:
Net loss	(340)	(559)	(119)
Adjustments:
– Profit on sale of assets	(10)	(44)	(9)
– Profit on disposal of Kalplats	—	(39)	—
– Profit on disposal of Bissett	—	(1)	—
– Loss on dilution of ARM Limited	—	163	—
– Profit on Australian-listed investments	(4)	—	—
– Amortisation of goodwill	—	21	—
– Impairment of Bendigo	—	75	—

Headline loss	(354)	(384)	(128)

ABRIDGED BALANCE SHEET AT 30 SEPTEMBER 2004 (Rand)

	At 30 September 2004 R million (unaudited)	At 30 June 2004 R million (audited)	At 30 September 2003 R million (unaudited)

ASSETS
Non-current assets
Property, plant and equipment	22 489	22 244	14 729
Intangible assets	2 268	2 267	2 843
Investments	2 795	2 612	1 260
Investments in associates	—	124	2 896

	27 552	27 247	21 728

Current assets
Inventories	518	531	444
Receivables	401	859	554
Cash and cash equivalents	1 013	1 414	2 561

	1 932	2 804	3 559

Total assets	29 484	30 051	25 287

EQUITY AND LIABILITIES
Share capital and reserves
Issued capital	20 889	20 889	14 698
Fair value and other reserves	(963)	(1 186)	(346)
Retained earnings	642	1 078	1 585

	20 568	20 781	15 937

Minority interest	—	—	139

Non-current liabilities
Long-term borrowings	2 801	2 790	2 881
Net deferred taxation liabilities	2 647	2 659	2 742
Net deferred financial liabilities	573	570	450
Long-term provisions	817	798	840

	6 838	6 817	6 913

Current liabilities
Payables and accrued liabilities	2 044	2 385	1 762
Income and mining taxes	26	60	528
Shareholders for dividends	8	8	8

	2 078	2 453	2 298

Total equity and liabilities	29 484	30 051	25 287

Number of ordinary shares in issue	320 819 739	320 741 577	257 858 784
Net asset value per share (cents)	6 411	6 479	6 234

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (“IFRS”) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

OPERATING AND FINANCIAL RESULTS (US$/imperial)

		Underground production – South Africa
		Free State Growth	Free State Marginal	Evander	Rand- fontein	Elands- rand	Orkney	Sub-total
Ore milled – t’000	Sep-04	1,602	1,174	516	611	283	250	4,436
	Jun-04	1,479	1,248	527	678	296	260	4,488
Gold produced – oz	Sep-04	286,880	131,174	112,045	88,093	48,129	43,982	710,303
	Jun-04	261,963	143,392	95,134	89,925	60,025	40,638	691,077
Yield – oz/t	Sep-04	0,18	0,11	0,22	0,14	0,17	0,18	0,16
	Jun-04	0,18	0,11	0,18	0,13	0,20	0,16	0,15
Cash operating costs – $/oz	Sep-04	330	494	318	399	533	395	385
	Jun-04	345	450	381	368	453	389	387
Cash operating costs – $/t	Sep-04	59	55	69	58	91	69	62
	Jun-04	61	52	69	49	92	61	60
Working revenue ($’000)	Sep-04	117,185	53,001	45,384	35,610	19,525	17,548	288,253
	Jun-04	100,555	54,748	36,350	33,704	23,352	15,827	264,536
Cash operating costs ($’000)	Sep-04	94,557	64,850	35,627	35,154	25,637	17,372	273,197
	Jun-04	90,386	64,480	36,262	33,130	27,193	15,796	267,247
Cash operating profit ($’000)	Sep-04	22,628	(11,849)	9,757	456	(6,112)	176	15,056
	Jun-04	10,169	(9,732)	88	574	(3,841)	31	(2,711)

OPERATING AND FINANCIAL RESULTS (US$/imperial)

		South Africa Surface	South Africa Total	Australia Total	Harmony excluding Restruct	* Restruct	Harmony Total
Ore milled – t’000	Sep-04	1,754	6,190	1,048	7,238	0	7,238
	Jun-04	2,753	7,241	1,254	8,495	296	8,791
Gold produced – oz	Sep-04	41,699	752,002	78,190	830,192	0	830,192
	Jun-04	48,258	739,335	71,246	810,581	37,327	847,908
Yield – oz/t	Sep-04	0,02	0,12	0,07	0,11	0,00	0,11
	Jun-04	0,02	0,10	0,06	0,10	0,13	0,10
Cash operating costs – $/oz	Sep-04	408	386	319	380	0	380
	Jun-04	389	387	325	381	623	392
Cash operating costs – $/t	Sep-04	10	47	24	44	0	44
	Jun-04	7	40	18	36	79	38
Working revenue ($’000)	Sep-04	16,721	304,974	31,037	336,011	0	336,011
	Jun-04	18,443	282,979	28,447	311,426	14,500	325,926
Cash operating costs ($’000)	Sep-04	17,033	290,230	24,965	315,195	0	315,195
	Jun-04	18,785	286,032	23,156	309,188	23,252	332,440
Cash operating profit ($’000)	Sep-04	(312)	14,744	6,072	20,816	0	20,816
	Jun-04	(342)	(3,053)	5,291	2,238	(8,752)	(6,514)

*	The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

		Quarter ended 30 September 2004	Quarter ended 30 June 2004	Quarter ended 30 September 2003
Ore milled	t’000	7 238	8 791	7 559
Gold produced	oz	830 193	847 908	730 622
Gold price received	$/oz	405	384	362
Cash operating costs	$ oz	380	392	322

		$ million	$ million	$ million
Gold sales		336	326	264
Cash operating costs		315	333	235

Cash operating profit/(loss)		21	(7)	29
Other income – net		5	6	9
Employment termination and restructuring costs		(24)	(28)	(2)
Corporate, marketing, new business expenditure		(6)	(5)	(4)
Exploration expenditure		(4)	(3)	(2)
Income/(loss) from associates		—	7	(1)
Loss on dilution of ARM Limited		—	(19)	—
Interest paid		(16)	(15)	(7)
Depreciation and amortisation		(37)	(42)	(19)
(Provision for)/reversal of rehabilitation costs		(2)	9	(1)
Gain/(loss) on financial instruments		—	(17)	(23)
Profit on Australian-listed investments		1	—	—
(Loss)/profit on foreign exchange		—	2	(4)
Impairment of investments and assets		—	(11)	—

Loss before tax		(62)	(123)	(25)
Current tax – (expense)/benefit		(3)	5	(2)
Deferred tax – benefit		12	31	11

Net loss before minority interests		(53)	(87)	(16)
Minority interests		—	2	—

Net loss		(53)	(85)	(16)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

	Quarter ended 30 September 2004 $ million	Quarter ended 30 June 2004 $ million	Quarter ended 30 September 2003 $ million
Loss per share (cents)*
– Basic loss	(17)	(29)	(8)
– Basic loss before impairment	(17)	(25)	(8)
– Headline loss	(17)	(20)	(9)
– Fully diluted loss ** ***	(17)	(29)	(8)
Dividends per share (cents)
– Interim	—	—	—
– Proposed final	—	5	—

Currency conversion rates average for the quarter: September 2004: US$1=R6,38 (June 2004: US$1=R6,60)

(September 2003: US$1=R7,42).

*       Calculated on weighted number of shares in issue at quarter end September 2004: 320,8 million (June 2004: 292,9 million) (September 2003: 192,3 million).

**     Calculated on weighted average number of diluted shares in issue at quarter end September 2004: 320,9 million (June 2004: 293,2 million) (September 2003: 190,9 million).

***  The effect of the dilution of shares is anti-dilutive.

Reconciliation of headline loss:
Net loss	(53)	(85)	(16)
Adjustments:
– Profit on sale of assets	(1)	(7)	(1)
– Profit on disposal of Kalplats	—	(6)	—
– Profit on disposal of Bissett	—	—	—
– Loss on dilution of ARM Limited	—	25	—
– Profit on Australian-listed investments	(1)	—	—
– Amortisation of goodwill	—	3	—
– Impairment of Bendigo	—	11	—

Headline loss	(55)	(59)	(17)

ABRIDGED BALANCE SHEET AT 30 SEPTEMBER 2004 (US$)

	At 30 September 2004 US$ million (unaudited)	At 30 June 2004 US $ million (unaudited)	At 30 September 2003 US$ million (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3 472	3 572	2 116
Intangible assets	350	364	408
Investments	431	419	181
Investments in associates	—	20	416

	4 253	4 375	3 121

Current assets
Inventories	80	85	64
Receivables	62	138	80
Cash and cash equivalents	156	227	368

	298	450	512

Total assets	4 551	4 825	3 633

EQUITY AND LIABILITIES
Share capital and reserves
Issued capital	3 225	3 354	2 112
Fair value and other reserves	(149)	(190)	(50)
Retained earnings	99	173	228

	3 175	3 337	2 290

Minority interest	—	—	20

Non-current liabilities
Long-term borrowings	432	448	414
Net deferred taxation liabilities	409	427	394
Net deferred financial liabilities	88	92	65
Long-term provisions	126	128	120

	1 055	1 095	993

Current liabilities
Payables and accrued liabilities	316	382	253
Income and mining taxes	4	10	76
Shareholders for dividends	1	1	1

	321	393	330

Total equity and liabilities	4 551	4 825	3 633

Number of ordinary shares in issue	320 819 739	320 741 577	257 858 784
Net asset value per share (US cents)	990	1 040	896

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (“IFRS”) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

Balance sheet converted at conversion rate of US$1 = R6,48 (June 2004: R6,23) (September 2003: R6,96).

CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004

	Issued share capital R million (unaudited)	Fair value and other reserves R million (unaudited)	Retained earnings R million (unaudited)	Total R million (unaudited)
Balance at 1 July 2004	20 889	(1 186)	1 078	20 781
Currency translation adjustment and other	—	223	—	223
Net earnings	—	—	(340)	(340)
Dividends paid	—	—	(96)	(96)

Balance at 30 September 2004	20 889	(963)	642	20 568

Balance at 1 July 2003	6 875	(242)	1 995	8 628
Issue of share capital	7 823	—	—	7 823
Currency translation adjustment and other	—	(104)	—	(104)
Net earnings	—	—	(119)	(119)
Dividends paid	—	—	(291)	(291)

Balance at 30 September 2003	14 698	(346)	1 585	15 937

	Issued share capital US$ million (unaudited)	Fair value and other reserves US$ million (unaudited)	Retained earnings US$ million (unaudited)	Total US$ million (unaudited)
Balance at 1 July 2004	3 225	(183)	166	3 208
Currency translation adjustment and other	—	34	—	34
Net earnings	—	—	(52)	(52)
Dividends paid	—	—	(15)	(15)

Balance at 30 September 2004	3 225	(149)	99	3 175

Balance at 1 July 2003	988	(35)	287	1240
Issue of share capital	1 124	—	—	1124
Currency translation adjustment and other	—	(15)	—	(15)
Net earnings	—	—	(17)	(17)
Dividends paid	—	—	(42)	(42)

Balance at 30 September 2003	2 112	(50)	228	2 290

Balances translated at closing rates of: September 2004: US$1 = R6,48 (September 2003: US$1 = R6,96).

SUMMARISED CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004 (unaudited)

Three months ended 30 September 2003 US$ million	Three months ended 30 September 2004 US$ million		Three months ended 30 September 2004 R million	Three months ended 30 September 2003 R million
		Cash flow from operating activities
76	(7)	Cash generated by operations	(44)	565
7	6	Interest and dividends received	36	52
(7)	(9)	Interest paid	(56)	(52)
—	—	Income and mining taxes paid	—	—

76	(10)	Cash (utilised in)/generated by operating activities	(64)	565

		Cash flow from investing activities
98	—	Cash held by subsidiaries at acquisition	—	729
(28)	(35)	Net additions to property, plant and equipment	(224)	(211)
1	—	Other investing activities	—	7

71	(35)	Cash (utilised in)/generated by investing activities	(224)	525

		Cash flow from financing activities
—	—	Long-term loans repaid	—	(3)
13	—	Ordinary shares issued – net of expenses	—	98
(39)	(15)	Dividends paid	(96)	(291)

(26)	(15)	Cash utilised in financing activities	(96)	(196)

22	(11)	Foreign currency translation adjustments	(17)	(20)

143	(71)	Net (decrease)/increase in cash and equivalents	(401)	874
225	217	Cash and equivalents – 1 July	1 414	1 687

368	156	Cash and equivalents – 30 September	1 013	2 561

Operating activities translated at average rates of: September 2004: US$1 = R6,38 (September 2003: US$1 = R7,42).

Closing balance translated at closing rates of: September 2004: US$1 = R6,48 (September 2003: US$1 = R6,96).

SUMMARISED CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004 (unaudited)

3 months ended 30 June 2004 US$ million	3 months ended 30 September 2004 US$ million		3 months ended 30 September 2004 R million	3 months ended 30 June 2004 R million
		Cash flow from operating activities
(74)	(7)	Cash generated by operations	(44)	(486)
7	6	Interest and dividends received	36	52
(13)	(9)	Interest paid	(56)	(95)
(5)	—	Income and mining taxes paid	—	(35)

(85)	(10)	Cash utilised in operating activities	(64)	(564)

		Cash flow from investing activities
—	—	Cash held by subsidiaries at acquisition	—	1
2	—	Net proceeds on disposal of listed investments	—	14
(11)	(35)	Net additions to property, plant and equipment	(224)	(71)
(90)	—	Other investing activities	—	(599)

(99)	(35)	Cash utilised in investing activities	(224)	(655)

		Cash flow from financing activities
75	—	Long term loans raised	—	498
(12)	—	Ordinary shares issued – net of expenses	—	(76)
—	(15)	Dividends paid	(96)	—

63	(15)	Cash (utilised in)/generated by financing activities	(96)	422

(22)	(11)	Foreign currency translation adjustments	(17)	(126)

(143)	(71)	Net decrease in cash and equivalents	(401)	(923)
370	227	Cash and equivalents – beginning of quarter	1 414	2 337

227	156	Cash and equivalents – end of quarter	1 013	1 414

Operating activities translated at average rates of: September 2004: US$1 = R6,38 (June 2004 quarter: US$1 = R6,60).

Closing balance translated at closing rates of: September 2004: US$1 = R6,48 (June 2004: US$ 1 = R6,23).

GROUP COMMODITY, CURRENCY, INTEREST AND LEASE RATE CONTRACTS AT 30 SEPTEMBER 2004

Commodity contracts

Maturity schedule of the Harmony group’s commodity contracts by type at 30 September 2004.

	30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
Forward sales agreements
Ounces	108 000	147 000	100 000	100 000	455 000
A$/ounce	510	515	518	518	515
Calls contracts sold
Ounces	40 000	—	—	—	40 000
A$/ounce	552	—	—	—	552

	148 000	147 000	100 000	100 000	495 000

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R282 million (US$44 million) at 30 September 2004. These values were based on a gold price of US$418 (A$575) per ounce, exchange rates of US$1/R6,4780 and A$1/US$0,7272 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Gold lease rates

Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a positive R17 million (US$3 million) at 30 September 2004, based on valuations provided by independent treasury and risk management experts.

Interest rate swaps

The group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread raging from 1,8% to 2,2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R51 million (US$8 million) at 30 September 2004, based on the prevailing interest rates and volatilities at the time.

Currency contracts

	30 June 2005	30 June 2006	Total
Forward exchange contracts sold
US$ million	61	40	101
Average strike US$/R	9,15	9,54	9,30
(Buy US$ , sell ZAR at the agreed exchange rate)
Forward exchange call contracts sold
US$ million	61	40	101
Average strike ZAR/US$	9,15	9,54	9,30
(Sell US$, buy ZAR at the agreed exchange rate)

Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R265 million (US$41 million) at 30 September 2004. These values were based upon an exchange rate of US$1/R6,4780 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Z B Swanepoel
Chief Executive

Virginia

22 October 2004

DEVELOPMENT RESULTS (metric)

Quarter ended 30 September 2004

	Reef metres	Sampled metres	Channel width (cm’s)	Channel value (g/t)	Gold (cmg/ t)
Randfontein
VCR Reef	1 274	1 041	78	32,80	2 560
UE1A	1 542	1 318	143	8,96	1 277
E8 Reef	164	147	163	5,89	960
Kimberley Reef	722	679	103	7,02	722
South Reef	10	0	0	0,00	0

All Reefs	3 712	3 185	114	13,72	1 563

Free State
Basal	2 102	1 848	83	10,56	872
Leader	424	404	166	8,52	1 416
A Reef	380	314	155	4,65	720
Middle	204	184	229	3,62	828
B Reef	465	477	46	30,19	1 395

All Reefs	3 575	3 227	103	9,70	1 000

Evander
Kimberley Reef	2 264	2 172	56,78	16,70	948

Elandskraal
VCR Reef	676	504	57	15,27	866

Orkney
Vaal Reef	112	112	265	5,67	1 504
VCR	0	0	0	0,00	0

All Reefs	112	112	265	5,67	1 504

Target
Elsburg	936	450	370	5,28	1 954

Free Gold
Basal	2 086	2 101	64	23,82	1 532
Beatrix	646	528	107	7,49	802
Leader	58	54	126	5,57	702

All Reefs	2 790	2 683	74	18,55	1 372

DEVELOPMENT RESULTS (imperial)

Quarter ended 30 September 2004

	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Randfontein
VCR Reef	4 179	3 415	31	0,95	29
UE1A	5 058	4 324	56	0,27	15
E8 Reef	539	482	64	0,17	11
Kimberley Reef	2 369	2 228	40	0,20	8
South Reef	34	0	0	0,00	0

All Reefs	12 179	10 449	45	0,40	18

Free State
Basal	6 896	6 063	33	0,30	10
Leader	1 390	1 325	65	0,25	16
A Reef	1 246	1 030	61	0,14	8
Middle	668	604	90	0,11	10
B Reef	1 527	1 565	18	0,89	16

All Reefs	11 727	10 587	41	0,28	11

Evander
Kimberley Reef	7 428	7 126	22	0,50	11

Elandskraal
VCR Reef	2 218	16 54	22	0,45	10

Orkney
Vaal Reef	368	367	104	0,17	17

VCR	0	0	0	0,00	0

All Reefs	368	367	104	0,17	17

Target
Elsburg	3 072	1 476	146	0,15	22

Free Gold
Basal	6 844	6 893	25	0,70	18
Beatrix	2 119	1 732	42	0,22	9
Leader	190	177	50	0,16	8

All Reefs	9 153	8 802	29	0,54	16

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

First Floor

4 The High Street

Melrose Arch, 2196

Johannesburg

South Africa

Telephone:	+27 11 684 0140
Fax:	+27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)

Z B Swanepoel (Chief Executive)

F Abbott, F Dippenaar, V N Fakude, T S A Grobicki

W M Gule, D S Lushaba, R P Menell, M Motloba, Dr M Z Nkosi

M F Pleming, N Qangule, C M L Savage

Investor Relations

Ferdi Dippenaar

Marketing Director

Telephone:	+27 11 684 0140
Fax:	+27 11 684 0188
E-mail:	fdippenaar@harmony.co.za

Corné Bobbert

Investor Relations Officer

Telephone:	+27 11 684 0146
Fax:	+27 11 684 0188
E-mail:	cbobbert@harmony.co.za

Marian van der Walt

Company Secretary

Telephone:	+27 11 411 2037
Fax:	+27 11 411 2398
E-mail:	mvanderwalt@harmony.co.za

South African Share Transfer Secretaries

Ultra Registrars (Pty) Ltd

PO Box 4844

Johannesburg, 2000

Telephone:	+27 11 832 2652
Fax:	+27 11 834 4398

United Kingdom Registrars

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

Telephone:	+44 870 162 3100
Fax:	+44 208 639 2342

ADR Depositary

The Bank of New York

101 Barclay Street

New York, NY 10286

United States of America

Telephone:	+1888-BNY ADRS
Fax:	+1 212 571 3050

Trading Symbols

JSE Securities Exchange South Africa	HAR
New York Stock Exchange, Inc.	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228